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                               GENZYME CORPORATION
                               ONE KENDALL SQUARE
                               CAMBRIDGE, MA 02139

                                October 12, 2001

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Kevin Hands

         Re:      Genzyme Corporation
                  Registration Statement on Form S-3
                  (Registration No. 333-52094)

Dear Sir:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Genzyme Corporation hereby withdraws the Registration Statement on Form S-3 (Registration No. 333-52094) initially filed with the Securities and Exchange Commission on December 18, 2000. Genzyme Corporation is withdrawing the Registration Statement because it will not conduct the offering of shares of Genzyme Biosurgery Division common stock contemplated in the Registration Statement. None of the shares of Genzyme Biosurgery Division common stock that were registered pursuant to the Registration Statement have been issued or sold.

         If you have any questions with respect to this letter, please call Paul
M. Kinsella of the law firm of Palmer & Dodge LLP at (617) 573-0513.

                                      Sincerely,

                                      GENZYME CORPORATION


                                      By:  /s/ Michael S. Wyzga
                                         ---------------------------------
                                           Michael S. Wyzga
                                           Senior Vice President, Finance
                                           and Chief Financial Officer